Exhibit 99.19
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

19 July 2019

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each ('shares'), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares ('shares'). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare.

The following PDMRs/KMPs acquired Rio Tinto shares or ADRs under myShare and were allocated the same number of matching share awards or matching ADR awards as follows:

Security	Name of PDMR/KMP	Number of shares or ADRs	Matching share awards or matching ADR awards	Price per share or ADR	Date of transaction
Rio Tinto plc shares	Baatar, Bold	15.4097	15.4097	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Barrios, Alfredo	15.4469	15.4469	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Jacques, Jean-Sébastien	7.7048	7.7048	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Soirat, Arnaud	2.5682	2.5682	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Stausholm, Jakob	7.7048	7.7048	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Trott, Simon	20.0160	20.0160	48.670356 GBP	17/07/2019

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

The following PDMRs/KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR/KMP	Number of Shares Acquired	Matching shares awarded	Price per Share GBP	Date of transaction
Rio Tinto plc shares	Jacques, Jean-Sébastien	8	8	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Soirat, Arnaud	2	2	48.670356 GBP	17/07/2019
Rio Tinto plc shares	Stausholm, Jakob	7	7	48.670356 GBP	17/07/2019

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404